Subject to Completion Preliminary Term Sheet dated March 20, 2019

Filed Pursuant to Rule 433

Registration Statement No. 333-223208

(To Prospectus dated February 26, 2018,

Prospectus Supplement dated February 26, 2018 and

Product Supplement EQUITY ARN-1 dated March 19, 2019)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	March , 2019 April , 2019 May , 2020

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF

▪	Maturity of approximately 14 months

▪	3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [20.00% to 24.00%]

▪	1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S”

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.40 and $9.80 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

March    , 2019

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Summary

The Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the VanEck Vectors® Gold Miners ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC ”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The VanEck Vectors® Gold Miners ETF (Bloomberg symbol: "GDX")
Starting Value:	The Closing Market Price of the Underlying Fund on the pricing date
Ending Value:	The average of the Closing Market Prices of the Underlying Fund times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-23 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	[$12.00 to $12.40] per unit, which represents a return of [20.00% to 24.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-27 of product supplement EQUITY ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-14.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement EQUITY ARN-1 dated March 19, 2019:

 https://www.sec.gov/Archives/edgar/data/83246/000114420419014912/tv516432_424b5.htm

▪	Prospectus supplement dated February 26, 2018:

https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▪	Prospectus dated February 26, 2018:

https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪     You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

▪     You accept that the return on the notes will be capped.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

▪     You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek principal repayment or preservation of capital.

▪     You seek an uncapped return on your investment.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $12.20 per unit (the midpoint of the Capped Value range of [$12.00 to $12.40]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and a Capped Value of $12.20 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
104.00	4.00%	$11.20	12.00%
107.34	7.34%	$12.20(2)	22.00%
110.00	10.00%	$12.20	22.00%
120.00	20.00%	$12.20	22.00%
130.00	30.00%	$12.20	22.00%
140.00	40.00%	$12.20	22.00%
150.00	50.00%	$12.20	22.00%
160.00	60.00%	$12.20	22.00%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Fund.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 104.00, or 104.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 104.00
= $11.20 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.20 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in shares of the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-14 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The sponsor of the NYSE Arca Gold Miners Index (the “Underlying Index”) described below may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

▪	The sponsor and investment advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and have no obligation to consider your interests.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

▪	As a noteholder, you will have no rights to receive shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities, dividends or other distributions on those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Underlying Fund, we, MLPF&S and our respective affiliates do not control any company included in the Underlying Fund and have not verified any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	Risks associated with the Underlying Index or the underlying assets of the Underlying Fund will affect the share price of the Underlying Fund and hence, the value of the notes.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-27 of product supplement EQUITY ARN-1.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-40 of product supplement EQUITY ARN-1.

Additional Risk Factors

All of the securities held by the Underlying Fund are concentrated in one industry.

All of the securities held by the Underlying Fund are issued by companies in the gold and silver mining industry. As a result, the securities that will determine the performance of the notes are concentrated in one industry. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in the gold and silver mining industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

A limited number of securities may affect the level of the Underlying Index, and the Underlying Index is not necessarily representative of the gold and silver mining industry.

As of March 13, 2019, the top two securities included in the Underlying Index constituted 19.27% of the total weight of the Underlying Index and the top six securities included in the Underlying Index constituted 42.00% of the total weight of the Underlying Index. Because the Underlying Fund attempts to track the performance of the Underlying Index, any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlying Fund and the value of the notes.

While the securities included in the Underlying Index are common stocks, American Depositary Receipts (“ADRs”) or global depositary receipts (“GDRs”) of companies generally considered to be involved in various segments of the gold and silver mining industry, the securities included in the Underlying Index may not follow the price movements of the entire gold and silver mining industry generally. If the securities included in the Underlying Index (and, accordingly, the securities held by the Underlying Fund) decline in value, the Underlying Fund will decline in value even if security prices in the gold and silver mining industry generally increase in value.

The notes will be subject to small-capitalization or mid-capitalization companies risk.

The Underlying Fund may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the Underlying Fund’s share price may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the Underlying Fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. These factors could adversely affect the price of the Underlying Fund during the term of the notes, which may adversely affect the value of your notes.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

There is no direct correlation between the value of the notes or the price of the Underlying Fund, on the one hand, and gold and silver prices, on the other hand.

Although the price of gold or silver is one factor that may influence the performance of the securities held by the Underlying Fund, the notes are not linked to the gold or silver spot prices or to gold or silver futures. There is no direct linkage between the price of the Underlying Fund and the prices of gold and silver. While gold and silver prices may be one factor that could affect the prices of the securities included in the Underlying Index and, consequently, the price of the Underlying Fund and the amount payable on the notes are not directly linked to the movement of gold and silver prices and may be affected by factors unrelated to those movements. Investing in the notes is not the same as investing in gold or silver, and you should not invest in the notes if you wish to invest in a product that is linked directly to the price of gold or silver.

NYSE Arca, Inc. (“NYSE Arca”), the sponsor and compiler of the Underlying Index, retains significant control and discretionary decision-making over the Underlying Index and is responsible for decisions regarding the interpretation of and amendments to the Underlying Index rules, which may have an adverse effect on the price of the Underlying Fund, the market value of the notes and the amount payable on the notes.

NYSE Arca is the compiler of the Underlying Index and, as such, is responsible for the day-to-day management of the Underlying Index and for decisions regarding the interpretation of the rules governing the Underlying Index. NYSE Arca has the discretion to make operational adjustments to the Underlying Index and to the Underlying Index components, including discretion to exclude companies that otherwise meet the minimum criteria for inclusion in the Underlying Index. In addition, NYSE Arca retains the power to supplement, amend in whole or in part, revise or withdraw the Underlying Index rules at any time, any of which may lead to changes in the way the Underlying Index is compiled or calculated or adversely affect the Underlying Index in another way. Any of these adjustments to the Underlying Index or the Underlying Index rules may adversely affect the composition of the Underlying Index, the price of the Underlying Fund, the market value of the notes and the amount payable on the notes. The Underlying Index sponsor has no obligation to take the needs of any buyer, seller or holder of the notes into consideration at any time.

The performance of the Underlying Fund may be influenced by gold and silver prices.

To the extent the price of gold or silver has a limited effect, if any, on the prices of the securities held by the Underlying Fund, gold prices and silver prices are subject to volatile price movements over short periods of time, represent trading in commodities markets, which are substantially different from equities markets, and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events.

Gold prices and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold and silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold and silver, levels of gold and silver production and production costs, and short-term changes in supply and demand because of trading activities in the gold and silver markets. It is not possible to predict the aggregate effects of all or any combination of these factors. Any negative developments with respect to these factors may have an adverse effect on gold and silver prices and, as a result, on the prices of the securities held by the Underlying Fund and the price of the Underlying Fund.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Van Eck Associates Corporation (“VanEck”). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-30 of product supplement EQUITY ARN-1. None of us, the calculation agents, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The VanEck Vectors® Gold Miners ETF

The VanEck Vectors® Gold Miners ETF (the “GDX”) is an investment portfolio maintained and managed by VanEck VectorsTM ETF Trust (the “VanEck Vectors Trust”). Van Eck Associates Corporation (“Van Eck”) is the investment adviser to the GDX. The GDX is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “GDX.”

Information provided to or filed with the SEC by the VanEck Vectors Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov.

Investment Objective and Strategy

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index (the “GDM”). The GDM, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and ADRs of publicly traded companies involved primarily in mining for gold and silver.

The GDX normally invests at least 80% of its total assets in common stocks and ADRs of companies involved in the gold and silver mining industry. The GDX’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed. The GDX, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the GDM by investing in a portfolio of securities that generally replicates the GDM. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus. Van Eck expects that, over time, the correlation between the GDX’s performance and that of the GDM before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

The GDX may choose to concentrate its investments in a particular industry or group of industries to the extent that the GDM concentrates in an industry or group of industries.

Correlation

The GDM is a theoretical financial calculation, while the GDX is an actual investment portfolio. The performance of the GDX and the GDM will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The GDX, using a “passive” or indexing investment approach, can be expected to have a greater tracking error than a Fund using a replication indexing strategy.

The NYSE Arca Gold Miners Index

The GDM was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The GDM is reported by Bloomberg under the ticker symbol “GDM.” The index benchmark was 500.00 at the close of trading on December 20, 2002.

Objectives and Guiding Principles Underlying the GDM

The GDM is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The GDM includes common stocks, ADRs or GDRs of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the index). Also, the index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the index weight at each rebalance. Only companies with market capitalization greater than $750 million that have a daily average trading volume of at least 50,000 shares and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the GDM. Starting in December 2013, for companies already included in the index, the market capitalization requirement at each rebalance will be $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Index Calculation

The GDM is calculated on a price return basis using a modified market capitalization weighting methodology divided by a divisor. The divisor was determined on the initial capitalization base of the index at the base level and may be adjusted as a result of corporate actions and composition changes. The GDM is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the GDM:

i.	the weight of any single component security may not account for more than 20% of the total value of the GDM;

ii.	the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the GDX. Large stocks are defined as having an index weight greater than or equal to 5%. Small stocks are defined as having an index weight below 5%; and

iii.	the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the GDM may not account for more than 45% of the total GDM value.

The GDM is reviewed quarterly so that the GDM components continue to represent the universe of companies involved in the gold and silver mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the GDM. Changes to the GDM compositions and/or the component share weights in the GDM typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the GDM, then all stocks greater than 20% of the GDM are reduced to represent 20% of the value of the GDM. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). The large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 45% of the GDM. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The GDM is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the GDM during the quarterly review if either (1) the market capitalization falls below $450 million or (2) the traded average daily shares for the previous three months is less than 30,000 shares and the average daily traded value for the previous three months is less than $600,000. In conjunction with the quarterly review, the share weights used in the calculation of the GDM are determined based upon current shares outstanding modified, if necessary, to provide greater index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the GDM, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the GDM; the index divisor may be adjusted to ensure that there are no changes to the index price as a result of non-market forces.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the GDX on its primary exchange from the first quarter of 2008 through March 15, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008
First Quarter	56.29	46.50
Second Quarter	51.40	42.38
Third Quarter	50.84	27.95
Fourth Quarter	33.96	16.38
2009
First Quarter	38.57	28.20
Second Quarter	44.55	30.95
Third Quarter	48.00	35.14
Fourth Quarter	54.78	41.87
2010
First Quarter	50.17	40.22
Second Quarter	54.07	46.36
Third Quarter	56.66	47.09
Fourth Quarter	63.80	54.28
2011
First Quarter	60.79	53.12
Second Quarter	63.95	51.80
Third Quarter	66.69	53.75
Fourth Quarter	63.32	50.07
2012
First Quarter	57.47	48.75
Second Quarter	50.37	39.34
Third Quarter	54.81	40.70
Fourth Quarter	54.25	44.85
2013
First Quarter	47.09	35.91
Second Quarter	37.45	22.22
Third Quarter	30.43	22.90
Fourth Quarter	26.52	20.39
2014
First Quarter	27.73	21.27
Second Quarter	26.45	22.04
Third Quarter	27.46	21.35
Fourth Quarter	21.94	16.59
2015
First Quarter	22.94	17.67
Second Quarter	20.82	17.76
Third Quarter	17.85	13.04
Fourth Quarter	16.90	13.08
2016
First Quarter	20.86	12.47
Second Quarter	27.70	19.53
Third Quarter	31.32	25.45
Fourth Quarter	25.96	18.99
2017
First Quarter	25.57	21.14

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Second Quarter	24.57	21.10
Third Quarter	25.49	21.21
Fourth Quarter	23.84	21.42
2018
First Quarter	24.60	21.27
Second Quarter	23.06	21.81
Third Quarter	22.68	17.57
Fourth Quarter	21.09	18.39
2019
First Quarter (through March 15, 2019)	23.36	20.31

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

The current business of MLPF&S is being reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofA Securities, Inc. (“BofAS”). BofAS will be the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S will be assigning its rights and obligations as selling agent for the notes under our distribution agreement to BofAS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date. MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and
•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-20 of product supplement EQUITY ARN-1.

MLPF&S Reorganization

As discussed above under “Supplement to the Plan of Distribution”, the current business of MLPF&S is being reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAS. Accordingly, references to MLPF&S in this term sheet as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAS to the extent these services are to be performed on or after the Transfer Date.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the VanEck Vectors® Gold Miners ETF, due May , 2020

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

▪	Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-41 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-40 of product supplement EQUITY ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Accelerated Return Notes®" and "ARNs®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-15